Exhibit 99.1

Genetic Technologies receives Nasdaq notice of noncompliance with the $1 minimum bid price requirement

Melbourne Australia, August 28, 2024: Genetic Technologies Limited (NASDAQ: GENE, “Company”), a global leader in genomics-based tests in health, wellness and serious disease and the parent company of geneType™, advises that it has received notification from The Nasdaq Stock Market LLC (“Nasdaq”) dated August 23, 2024, stating that the Company has failed to meet the continued listing requirement of Nasdaq Listing Rule 5550(a)(2) which requires our American Depositary Shares (ADS) to maintain a minimum bid price of $1 per share (the “Minimum Bid Requirement”) for 30 consecutive business days

The notification has no immediate effect on the listing of the Company’s ADS on Nasdaq. Under Nasdaq Listing Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the date of notification, which was August 23, 2024 to regain compliance with the minimum bid requirement, during which time the ADS will continue to trade on Nasdaq. If at any time before February 19, 2025, the bid price of the ADS closes at or above $1 per ADS for a minimum of 10 consecutive business days, the Company will regain compliance with the Minimum Bid Requirement. In the event the Company does not regain compliance with the Minimum Bid Requirement by February 19, 2025 the Company may be eligible for an additional period of 180 calendar days to regain compliance or may be subject to delisting of the ADS from Nasdaq.

The Company will continuously monitor the closing bid price of its ADS between now and February 19, 2025 and will evaluate its options to regain compliance with Nasdaq Listing Rule 5550(a)(2) before such date.

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Authorised for release by the Board of Directors.

For inquiries, contact:

Peter Rubinstein

Chairman

E: investors@genetype.com

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness and serious disease through its geneType™ and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company has a proprietary risk stratification platform that has been developed over the past decade and integrates clinical and genetic risk to deliver actionable outcomes to physicians and individuals. Leading the world in risk prediction in oncology, cardiovascular and metabolic diseases, Genetic Technologies continues to develop risk assessment products. For more information, please visit www.genetype.com

About EasyDNA

EasyDNA is an online provider of genetic testing services established in 2007 and developed into an online network of over 70 websites in over 42 countries. EasyDNA’s network of online retail sales platforms offers fast and affordable home DNA testing that is reliable and confidential. They also offer a number of lifestyle and health and wellbeing tests, and animal testing relating to allergies and tolerances. EasyDNA is a pioneering provider of genetic testing services, dedicated to delivering accurate and confidential results to individuals and organizations worldwide.

Forward Looking Statements

This announcement may contain forward-looking statements about the Company’s expectations, beliefs or intentions regarding, among other things, statements regarding the expected use of proceeds. In addition, from time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by the Company with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of the Company’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. As forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause the Company’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause the Company’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements as detailed in the Company’s filings with the Securities and Exchange Commission and in its periodic filings with the ASX in Australia and the risks and risk factors included therein. In addition, the Company operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. The Company does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.